ASANKO GOLD

TSX | NYSE: AKG

www.asanko.com

PRESS RELEASE

ASANKO GOLD CONFERENCE CALL DETAILS FOR Q2 2016 PRODUCTION RESULTS

Vancouver, British Columbia, July 8, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) will release its second quarter 2016 production results before the North American market opens on Wednesday, July 20, 2016.

Management will host a conference call and webcast at 9am Eastern Standard Time on July 20, 2016 to discuss the results. An accompanying presentation will be available on the Company's website: www.asanko.com.

Conference Call:
Please dial-in 10 minutes beforehand:
US/Canada Tollfree: 1 800 786 6104
UK Tollfree: 0800 496 1094
International: +1 212 271 4651

Webcast:
To access the webcast, please click on the link: https://cc.callinfo.com/r/14pene9goso8h&eom

Replay:
A replay will be available approximately two hours after the call until August 19, 2016, please enter the code: #21814655 and dial:
US/Canada Tollfree: 1 800 558 5253
International: +1 416 626 4100

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady-state production of 190,000 ounces per annum is expected in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.